Invest in Cornbread Hemp™

USDA-Certified Organic CBD

Alcohol · Main Street · Retail · Agriculture · Health and Fitness

CORNBREADHEMP.COM LOUISVILLE KENTUCKY


CORNBREAD



Cornbread Hemp's story starts in 1775 with the first hemp crop planted in Kentucky. After WW2, a group of outlaws known as the Cornbread Mafia kept these hemp traditions alive until in the 1980s, when they were arrested across 10 states with 200 tons of marijuana. Through this story, Cornbread Hemp brings authenticity to the CBD industry.

Eric Zipperle Co-founder & CEO @ Cornbread Hemp™

Why you may want to invest in us...

1. Averaging $4-6K in monthly profits since the $100K initial investment 1 year ago.
2. Kentucky's first-ever provider of USDA organic cannabidiol (CBD) products.
3. Sold in over 100 retail stores in 10 states.
4. 52% Revenue Growth from 2019 to 2020
5. Certified by United States Department of Agriculture (USDA).

Why People ❤ Us



Cornbread Hemp is all about America and Kentucky, and being independent and organic, respectful of nature, and being innovative while at the same time speaking to Kentucky's historic past. With explosive growth and no debt, good leadership, a fair valuation, not to mention great branding, Cornbread Hemp is well-positioned to corner at least part of this growing market. From the online sales capabilities, increasing social media and virtual clients, to the increasing physical distribution, Cornbread Hemp is budding perfectly now for new investors.

Gill Holland Community Builder, Portland Investment Initiative

LEAD INVESTOR · INVESTING $5,000 THIS ROUND

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Eric Zipperle

Co-founder & CEO

Eric graduated with a BA in accounting and an MBA from Bellarmine University in Louisville, Kentucky. Since graduation, Eric helped launch two other e-commerce companies which gave him the expertise and vision needed to co-found Cornbread Hemp.



Jim Higdon

Co-founder & CCO

Jim published his first book, The Cornbread Mafia, in 2012. He became a successful journalist writing for POLITICO and the Washington Post. While reporting on the 2018 Farm Bill, he saw an opportunity to create a new hemp company the right way.



Jon Katz

Marketing Board Advisor

As the Chief Marketing Officer of Fanchest, Jon oversaw the startup's growth from $100K to $10M over three years before his exit in 2019.



Dr. Leslie Mudd

Pharmaceutical & Medical Research Board Advisor

Dr. Mudd led the oncology pharmacy team at the James Graham Brown Cancer Center at the University of Louisville Hospital.



Kathleen Gonzalez

Public Relations Coordinator



Kristina Johns

Social Media Coordinator



Evan Matthews

Web Design & Photography



David King

Director of Sales

Some of our investors

WE'VE RAISED $273,608 FROM 416+ INVESTORS SINCE OUR FOUNDING

Render Capital Investments

Render's Wefunder Match Fund will support campaigns in Louisville & Southern IN - matching the first $20,000 that your company raises!



David Macario
Insurance Broker and entrepreneur from San Diego.

Johan C Nowack
Public Figure: Nobel Peace Prize: Philanthropist: Former Microsoft Employee: Stanford University:



Jonathan McCormick
Eagle Scout, journalist, and student of computer science at Andrews University.



Clay Woods
Everyday American wanting to live the American Dream.



Steve Booyens
Managing Partner at Pearl Gray Equity Partners. Queen Mary-University of London graduate and a current PhD-Finance candidate.



Pilar Uribe
Hey! I want to learn how to invest.



Tavares Ward
Looking to support different startup companies and learn everything I can as am entering this realm.



Craig Brindle
I am a Business Owner, Construction Project Manager, Entrepreneur, Investor in startup companies, etc.

along with 407 other investors

In the news

Downloads

Cornbread Hemp Investor Presentation - Mar 2020.pdf

The Story of Cornbread Hemp

We founded Cornbread Hemp to create an authentic CBD brand that offered USDA organic Kentucky-grown hemp wellness products to American consumers. In our very first year we did over $250,000 in revenue, achieved profitability, received over 250 online reviews, and got onto the shelves of more than 100 retailers across 10 states.


TRACTION
A FEW OF OUR 250
REVIEWS:
"I have been using Cornbread Hemp's whole plant CBD for several weeks and I am loving the results. My pain is less and rest is more." - Amy B.
"After a week of using the oil, I could tell a remarkable difference!" - Cathy U.
CORNBREAD
$250,000 FY1 Revenue
66% GROSS MARGIN,
PROFITABLE Q4
OVER 250
ONLINE PRODUCT
REVIEWS
DISTRIBUTION TO
OVER 100
RETAILERS
IN 10 STATES
MEDIA & DIGITAL PRESENCE
(FIRST PAGE ON GOOGLE FOR USDA ORGANIC CBD OIL, NEWS STORIES)
RETAIL
STORE
MAP

Deep Kentucky roots

For centuries, Kentucky has enjoyed a reputation as the producer of the world's finest bourbon, fastest race horses, and outdoor-grown cannabis, even when it wasn't legal.

Now that hemp has been legalized under federal law, our vision to create a top-shelf hemp-derived CBD brand that exemplifies Kentucky's excellence is finally a reality.



Our co-founder Jim Higdon (pictured left) literally wrote the book on the history of Kentucky cannabis in The Cornbread Mafia, a best-selling nonfiction book that tells the story of 70 men who arrested on 30 farms with 200 tons of marijuana in the late 1980's.

We named our company Cornbread Hemp to honor that tradition in an industry that generally lacks brand depth and authenticity.

Market growth and future outlook

The market for Cornbread Hemp products are growing in a number of ways. For starters, the CBD market is poised to grow into a $20 billion industry by 2027.

The anxiety relief market is worth $42 billion a year, and considering the anxiety caused currently by the COVID-19 crisis, we can expect the anxiety relief market to grow as well.

With the USDA organic seal on our products, Cornbread Hemp also participates in the organic market, valued at $50 billion a year.



MARKET
GROWTH
CORNBREAD
CBD
MARKET
GROWTH
PROJECTION
CAGR 27.7%
2019
USD
1.32
Billion
2027
USD
20.84
Billion
ORGANIC
MARKET
JUNE 10, 2019 — USDA certified organic market is worth $50 BILLION A YEAR.
PAIN
RELIEF
MARKET
JANUARY 2020 — The global market for non-opioid pain treatments should grow from $13.8 billion in 2019 to $31.8 BILLION BY 2024 at a compound annual growth rate (CAGR) of 18.3% for the period of 2019-2024.
ANXIETY
RELIEF
MARKET
The Anxiety and Depression Association of America reported that approximately 40 million people in the U.S. are suffering from anxiety disorders, and treating these patients costs around $42 BILLION EACH YEAR.
* These are forward looking figures that cannot be guaranteed. *

Our journey to USDA certified organic CBD products

Starting on a shoe-string budget funded by a seed investment of $100,000, we shipped our first CBD products in April 2019. That December we became the first company to offer USDA certified organic CBD oil from Kentucky hemp.

That success was built upon a lean operation and an aggressive timeline. As the only Kentucky company to offer USDA certified organic CBD products, we are well positioned to market our products nationally with a brand firmly rooted in the Kentucky soil.

How our products are different

There are thousands of CBD brands. So what makes Cornbread Hemp so special? There are fewer than 20 brands that offer USDA certified organic CBD products, and our competition is this very top of the market. Of these brands, only Cornbread Hemp offers a unique brand story that stretches back to the origins of Kentucky hemp in 1775.


CORN
BREAD
WHOLE PLANT
CBD OIL

How we became a successful brand

Our business is split about 50-50 between online sales and retail accounts. Each of these sales channels requires a different strategy for success.

For online shoppers, we have implemented a loyalty and referral program, a monthly subscription service, and a payment plan option. Our PR campaigns draw traffic to our site, and with that data we are able to create lookalike audiences on platforms like Facebook.


ONLINE
MARKETING INITIATIVES
PR CAMPAIGNS
features in local/regional news spots, op-ed articles in national publications, whole foods magazine, high times magazine.
FACEBOOK AD CAMPAIGNS
retargeting and lookalike audiences.
EMAIL MARKETING
educational emails, sales and holiday focused emails.
LOYALTY AND REFERRAL PROGRAM
lowest acquisition cost and return customers.
DIRECT MAIL CAMPAIGNS
CORNBREAD

For retail accounts, the key has been developing relationships with owners, managers, and wellness buyers. They need to know that Cornbread Hemp is a stable brand with a quality product that their customers can trust.

This trust isn't built overnight, but over time Cornbread Hemp has proven to be a successful partner with natural health food stores, pharmacies, and higher-end groceries in our region.


RETAIL
MARKETING INITIATIVES
RETAIL SUPPORT PROGRAM
displays, literature, promo's, & staff training.
PARTNERSHIP FACEBOOK ADS
introducing our brand to retailers' FB followers.
PARTNERSHIP PR CAMPAIGNS
co-hosted news stories/articles with retailers.
INFLUENCER ACTIVATION CAMPAIGNS
influencer visits store and highlights CBH.
DISTRIBUTOR AND BROKER PARTNERSHIPS
expand rapidly with distributors.
DIRECT MAIL CAMPAIGNS

Now, it's time to double down

At its peak in 2019, the CBD market had thousands of brands clamoring for customers and shelf space. Because of the lack of FDA regulations, there's been some very noteworthy bankruptcies in the CBD industry. With the onset of the Coronavirus economy, there will be even more.

Of those thousands of CBD brands, maybe 20 offer USDA certified organic CBD products. Cornbread Hemp is now positioned to own a sizable share of the certified organic CBD market by being an authentic brand with a secure supply chain of the highest quality hemp on Earth.

Here's the plan

Our plan is to spend the money we raise on Wefunder on inventory, payroll, and marketing to get Cornbread Hemp to the next level. We hope to achieve nationwide brand recognition by the end of 2020.


MILESTONES / USE OF FUNDS
2020 Q1
USDA organic products
Become profitable
2020 Q2
Begin affiliate program
Launch crowdfund campaign
2020 Q3
First 50+ store retail account
Launch new set of products
2020 Q4
Major PR push
First major sponsorship
CORNBREAD
FOR FIRST $50K
33% PAYROLL & STAFF EXPANSION
33% MARKETING INITIATIVES
33% INVENTORY EXPANSION / R&D
$50K TO $107K
25% PAYROLL & STAFF EXPANSION
25% INVENTORY EXPANSION / R&D
50% MARKETING INITIATIVES
* These are forward looking figures that cannot be guaranteed. *

Investor Q&A

– COLLAPSE ALL

What does your company do?

Cornbread Hemp provides Kentucky-grown USDA certified organic CBD oils and other full spectrum hemp wellness products that are shipped directly to customers from our website as well as distributed to top-tier health food stores, pharmacies, and co-ops across America.

Where will your company be in 5 years?

Cornbread Hemp hopes to be the go-to CBD brand for every age group from Boomers to Millennials, and their pets. Our focus is to build a brand that includes audiences across all ages and genders. Our number one goal within this focus is to obtain our first major retail account (50+ stores) that will provide the same standard of customer service we have set thus far. In five years, we see Cornbread Hemp as a nationally recognized brand in major retailers like Fresh Market, Whole Foods, and more.

Why did you choose this idea?

Cornbread Hemp's story starts in 1775 with the first hemp crop planted in Kentucky. After WW2, a group of outlaws known as the Cornbread Mafia kept these hemp traditions alive until in the 1980s, when they were arrested across 10 states with 200 tons of marijuana. Through this story, Cornbread Hemp brings authenticity to the CBD industry.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

A few years ago, the CBD industry didn't exist. When the gates opened, thousands of CBD brands flooded in.

Many of those brands counted on the FDA to issue regulations for their business plans to work, but those regulations have yet to come. Consequently, many brands failed, leading to some noteworthy bankruptcies in the hemp industry, despite continued growth in the CBD market.

By pursuing USDA organic certification instead of banking on FDA regulations, Cornbread Hemp is better positioned than its competition to weather the current storm. When the FDA finally issues regulations, Cornbread Hemp will be positioned to capture a large portion of the CBD market, worth $10 billion by 2024, according to Hemp Industry Daily.

How far along are you? What's your biggest obstacle?

In 12 months, we turned an investment of $100,000 into $300k+ in revenue by becoming a recognizable brand that our customers trust.

In 2019, we launched product on April 1, were featured in the November issue of High Times Magazine, and grew our sales from $20K to $30K per month while rebuilding our supply chain to implement organic products.

In January 2020, we began a PR push to re-introduce ourselves with our USDA-certified organic products, which have helped our reputation and revenue.

Our biggest obstacle today is the lack of FDA regulations because this situation prevents us from better educating our customers about the benefits of our products and keeps major retailers on the sidelines.

Who competes with you? What do you understand that they don't?

There are thousands of CBD brands. Of those, fewer than 20 offer USDA certified organic CBD products. Our competition is this very top of the market.

What we understand that they don't is:
-Branding: Our brand story grants us a unique level of authenticity.
-Sustainability: We source our CBD exclusively from outdoor-grown organic hemp, not greenhouses.
-Marketing: By applying bourbon marketing techniques, we gain a new way to talk about our products that our audience understands.

How will you make money?

We will continue to build an aggressive omni-channel approach to growth. Our primary focus for 2020 will be to expand our retail presence across the Midwest and Southeast regions with natural health food stores. Currently, we are focusing on Chicago, Indianapolis, Louisville, Nashville, and Atlanta. Our business is split about 50-50 between direct-to-consumer sales online and retail sales at the store level. As we continue to expand our retail presence, we will look to partner with more trusted wellness providers, retailers, and social influencers to increase brand awareness and ultimately both online and retail sales. Furthermore, we will aggressively seek to increase awareness in our target markets via local news and other publications.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Risk 1: FDA never issues regulations, which prevents major retailers from stocking CBD, which causes the CBD market to shrivel on the vine.

Risk 2: Coronavirus's effect on the economy causes the CBD industry irreparable harm due to a sharp dip in consumer spending.

Risk 3: We are forced out of the market by vertically integrated competition who have better margins than we currently do, and who may be able to offer our product at a better price.

If we fail, it's because we didn't gain enough market share because of Risk 1, Risk 2, or Risk 3.

To succeed, we need to become the trusted go-to in the CBD industry, widely known as "the good stuff."

Financials

Cornbread Hemp™ has financial statements ending December 31 2019. Our cash in hand is $33,740, as of March 2020. Over the three months prior, revenues averaged $26,250/month, cost of goods sold has averaged $8,773/month, and operational expenses have averaged $11,970/month.

At a Glance

January 31 to December 31

$180,734
Revenue

-$374
Net Loss

$20,702
Short Term Debt

$100,000
Raised in 2019

$33,740
Cash on Hand
As of 03/31/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Cornbread Hemp provides Kentucky-grown USDA certified organic CBD oils and other full spectrum hemp wellness products that are shipped directly to customers from our website as well as distributed to top-tier health food stores, pharmacies, and co-ops across America.

In five years, Cornbread Hemp hopes to be the go-to CBD brand for every age group from Boomers to Millennials, and their pets. Our focus is to build a brand that includes audiences across all ages and genders. Our number one goal within this focus is to obtain our first major retail account (an account with 50+ stores) that will provide the same standard of customer service we have set thus far. In five years, we see Cornbread Hemp as a nationally recognized brand in major retailers like Fresh Market, Whole Foods, and more.

We are licensed to sell CBD oils derived from the hemp plant (versus marijuana) AND do not also sell products with THC (as it is not federally legal).

Milestones

Cornbread CBD, PBC was incorporated in the State of Kentucky in January 2019.

Since then, we have:

- Averaging $4-6K in monthly profits since the $100K initial investment 1 year ago.

- Kentucky's first-ever provider of USDA organic cannabidiol (CBD) products.

- Sold in over 100 retail stores in 10 states.

- 52% Revenue Growth from 2019 to 2020

- Certified by United States Department of Agriculture (USDA).

Historical Results of Operations

Our company was organized in January 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $180,734.

- *Assets.* As of March 31, 2020, the Company had total assets of $120,428, including $21,122 in cash.

- *Net Income.* The Company has had a net loss of $374 for 2019.

- *Liabilities.* The Company's liabilities totaled $20,702 for 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $100,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Cornbread CBD, PBC cash in hand is $33,740, as of March 2020. Over the last three months, revenues have averaged $26,250/month, cost of goods sold has averaged $8,773/month, and operational expenses have averaged $11,970/month, for an average net margin of $5,507 per month. We are currently profitable.

Our financials were prepared before the onset of the COVID-19 outbreak, however we have seen very little impact on our sales as of now. Because our products are certified organic, they are sold in health food stores and pharmacies which remain open as a part of critical infrastructure. This, along with our commitment to content and email marketing to our website, is what will keep us alive through this uncertain time.

Before the onset of the COVID-19 outbreak, our revenues averaged 50% from online sales and 50% from sales to wholesalers and retailers. As some retailers must close, we expect our sales to change into 60% online and 40% retail for the next few months. After we can begin to approach new retailers for sales again, we will start to once again grow our channel of health food stores, pharmacies, and co-ops.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: 0%

Gross Margin: 48%

Return on Assets: 0%

Earnings per Share: -$0.52

Revenue per Employee: $60,245

Cash to Assets: 18%

Revenue to Receivables: 1,807%

Debt Ratio: 17%

Cornbread Revieed Financials.pdf

CBH Financials Final.pdf

Risks

1. Reliance on Third Party Growers. The Corporation will not grow hemp, and therefore the Corporation will rely upon licensed farmers to grow and provide the hemp. There can be no assurance that these farmers will be able to produce hemp in any given season, that they will comply with applicable laws, that they will be able to produce consistent, high quality hemp, or that they will sell an adequate supply of hemp to the Corporation's processors. Farmland availability, farmer availability, weather conditions, insects, human error, and government regulation and intervention are among many factors that could limit the production of hemp. Excessive demand for hemp by competitors, exclusive supply contracts with competitors, and high crop prices are among many factors that could impact the ability of the Corporation's processors to obtain the hemp raw material they need to produce their products. Furthermore, every hemp plant is different, and therefore every batch of hemp CBD products will be different. Thus, consistency in quality of both the hemp and the CBD product could be a problem.

2. Reliance on Third Party Processors. The Corporation will not process any green hemp materials, and therefore the Corporation will rely on one or more third parties to process the hemp. As such, there can be no assurance that these processors will be able to produce consistent, top of the line products that customers will purchase, or that the processors will sell to the Corporation. CBD generally remains a Schedule I controlled substance. There is a narrow exception for CBD produced in a manner consistent with the 2018 federal Farm Bill, associated federal regulations, and associated state regulations. There is no assurance that the Corporation's third-party processors will comply with applicable laws and regulations.

3. Reliance on the Management Team. The Corporation will be managed by Eric J. Zipperle, as President, and James Cecil Higdon, III, as Vice President (the "Management Team"). The Corporation's future profitability will depend largely upon the business acumen of the Management Team generally, and the President specifically. The President has the power to fill any vacancies caused by the death, disability, or resignation of a member of the Management Team. Although additional persons may join the Corporation's Management Team, the Corporation's success is dependent in part on the continued availability to the Corporation of the services of the President. Likewise, the Corporation's success will depend, to a great extent, on the judgment and ability of the Management Team and its key personnel. The loss of the services of a member of the Management Team could have a materially adverse effect on the ability of the Management Team to successfully manage the Corporation's business.

4. Marketing Risks. To date, CBD companies have been unable to take advantage of certain marketing tools like Google Adwords and Facebook Ads. Because of the nature of business of hemp companies, large corporations like Facebook and Google have refused to allow the marketing of such products. As such, there can be no assurance that the rules related to the current marketing model (Instagram) will not change. As the market changes every day, new rules and regulations are being implemented that could have a negative effect on the Corporation and its profitability.

5. Restrictions on Promoting CBD Products. The FDA and the pharmaceutical industry have grown increasingly concerned at the proliferation of CBD products claiming to treat or cure certain diseases or conditions. Existing and future restrictions and controversies over what legally can and cannot be said about a CBD product could have a chilling effect on sales and could expose the Corporation to litigation.

6. Hemp Industry Risks Generally. The Corporation's business will be subject to the risks inherent in the ownership and operation of hemp-related business. These risks include, but are not limited to, those associated with the burdens of ownership of a hemp related business; general and local economic conditions; changes in supply of and demand for hemp and hemp CBD products (as a result, for instance, of a market collapse); the financial resources of consumers; changes in hemp policy, environmental and other laws; supply shortages; various uninsured or uninsurable risks; natural disasters; changes in government regulations (such as shipping hemp products across state lines); changes in hemp related taxes; negative developments in the economy that depress buying activity; environmental liabilities; terrorist attacks; war; and other factors that are beyond the control of the Corporation's board of directors and officers ("Company Management").

7. Potential Regulation of the Hemp Industry. There has not been any significant discussion recently regarding enhanced governmental scrutiny and/or increased regulation of the hemp industry. However, it is uncertain what form and in what jurisdictions such enhanced scrutiny, if any, ultimately may take. As a result, there can be no assurance that the foregoing will not have an adverse impact on the Corporation or otherwise impede the Corporation's ability to effectively achieve its business objectives.

8. Problems with.Shared State-Federal Regulatory Power. The Farm Bill contemplates the ability of a state government and the federal government to cooperate and effectively work together to facilitate the growth and maintenance of the CBD industry. Delays and breakdowns at the federal level, state level or both could adversely affect the Corporation.

9. Backlash from the Healthcare Industry. Existing players in the U.S. health care system who could lose sales volume or revenues due to increased sales of CBD products pose a continuing short-term and long-term threat to the CBD industry because of their tremendous financial resources and lobbying capabilities.

10. General Economic and Market Conditions. The hemp industry generally and the success of the Corporation's business activities both will be affected by general economic and market conditions, as well as by changes in laws and national, international and state political and socioeconomic circumstances. A sustained downturn in the United States or global economy (or any particular segment thereof) could adversely affect the Corporation's profitability or impede the Corporation's ability to maintain or continue any growth in sales.

11. Market Conditions. The Corporation's strategy may be based, in part, upon the premise that qualifying hemp will be available for purchase by the Corporation at a price that the Corporation considers favorable. Further, the Corporation's strategy relies, in part, upon local hemp farmers outperforming other geographical areas. No assurance can be given that hemp CBD will always be obtainable at favorable prices or that the market for such hemp will hold in value, as the case may be, since this will depend, in part, upon events and factors outside the control of the Corporation.

12. Highly Competitive Market. The activity of buying a large amount of hemp CBD inventory for resale is highly competitive and involves a high degree of uncertainty. The Corporation will be competing for customers with other local and national hemp CBD brands, as well as the numerous large players that continue to enter the market every day. Hemp CBD is a limited commodity, and there can be no assurance that a large scale retailer will not buy the entire supply, leaving small businesses out of business. There can be no assurance that governmental intervention into the market will not have a negative impact on the profitability and success of the Corporation.

13. Taxation and Other Causes of Price Increases. Federal, state and local governments may create and assess new forms of taxes on the sale, processing and/or storage of hemp and CBD products, thereby making the cost to the consumer prohibitive. As witnessed in the domestic tobacco industry, these taxes could substantially decrease the demand for the Corporation's products. Furthermore, because the Corporation anticipates selling a substantial portion of retail products to millennials, any factor that adversely impacts a millennial's disposable income could adversely impact the Corporation.

14 No Assurance of Investment Return. The Corporation cannot provide assurance that the Corporation will be profitable, that it will be able to generate returns for its Shareholders, or that the returns will be commensurate with the risks of investing in the Stock. There can be no assurance that any Shareholder will receive any distribution from the Corporation. Accordingly, an investment in the Corporation should only be considered by persons who can afford a loss of their entire investment.

15 Public Benefit Corporation Risks. The Corporation is a public benefit corporation, meaning the Corporation takes into account the interest of all stakeholders, not just shareholders. As such, the Corporation will make decisions based on the morality and efficacy of the issue at hand, and not necessarily the profitability of such decision. Therefore, there can be no assurance that the Corporation will continue to remain profitable after its social initiatives are accounted for and realized.

16 Dilution from Issuances of Additional Stock. If the Corporation issues additional shares of its stock other than in accordance with existing ownership percentages, a Shareholder's ownership interest in the Corporation will be diluted.

17 No Market for Stock; Restrictions on Transfers. Stock in the Corporation has not been registered under the 1933 Act, the securities laws of any U.S. state or the securities laws of any other jurisdiction and, therefore, cannot be sold unless they are subsequently registered under the 1933 Act and other applicable securities laws, or an exemption from registration is available. The Corporation does not contemplate making a registration under the 1933 Act or other securities laws. There is no public market for Stock in the Corporation, and one is not expected to develop. A Shareholder will not be permitted to assign, sell, exchange or transfer any of the Shareholder' Stock, except as provided in the Shareholder Agreement. Shareholders must be prepared to bear the risks of owning Stock for an extended period of time.

18 Insolvency and Lack of Liquidity. For a variety of reasons, it is possible that the Corporation may run out of cash prior to reaching a sales volume that yields sufficient cash inflow to pay the Corporation's debts and expenses as they come due in the ordinary course of business.

19 Unavailability of Insurance against Certain Catastrophic Losses. The Corporation intends to maintain property, commercial general liability and workers compensation insurance with limits and policy specifications that Company Management believes are customary for this industry. However, certain losses of a catastrophic nature, such as wars, natural disasters, terrorist attacks or other similar events, may be either uninsurable or, insurable at such high rates that to maintain such coverage would cause an adverse impact on the related Investments. In general, losses related to terrorism are becoming harder and more expensive to insure. Most insurers are excluding terrorism coverage from their all-risk policies. In some cases, the insurers are offering significantly limited coverage against terrorist acts for additional premiums, which can increase greatly the total costs of casualty insurance for a property. As a result, the Corporation's business and properties may not be insured against terrorism.

20 Environmental Liabilities. The Corporation may be exposed to substantial risk of loss arising from the selling CBD products having undisclosed or unknown environmental, health or occupational safety issues, or arising from inadequate reserves, insurance or insurance proceeds for such matters that have been previously identified. Under various federal, state and local laws, ordinances and regulations, an owner of a hemp related business potentially may be liable to consumers purchasing products made from affected hemp. Such laws may now or hereafter impose joint and several liability, which can result in a party being obligated to pay for greater than its share, or even all, of the liability involved. Such liability also potentially could be imposed without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances may adversely affect the owner's ability to sell hemp products or to borrow funds using inventory as collateral, which could have an adverse effect on the Corporation's returns. The Corporation is also at risk of any catastrophic environmental event that may lead to a shortage of Kentucky grown hemp that would be detrimental to the availability of Cornbread CBD products.

21 Banking Risks. There have been many stories of certain banks suddenly shutting down and freezing certain accounts. A financial event may occur that will negatively impact the operation of the Corporation and its profitability. Such risks include having funds frozen by the Corporation's bank, shutting down the payment processor so that transactions fail to process, and charging higher prices to provide banking and financing services that may be out of the realm of profitability for the Corporation.

22 Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

23 Because the Investor holds no voting rights, the holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

24 FDA could never issue regulations, which prevents major retailers from stocking CBD, which causes the CBD market to shrivel on the vine.

25 Coronavirus's effect on the economy causes the CBD industry irreparable harm due to a sharp dip in consumer spending.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Eric J Zipperle	President @ Cornbread Hemp	2019
Jim Higdon	co-founder @ Cornbread Hemp	2019

Officers

OFFICER	TITLE	JOINED
Jim Higdon	Vice President	2019
Eric Zipperle	President	2019

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
James C Higdon	288 Common	37.9%
Eric J Zipperle	288 Common	37.9%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
	$107,000	Convertible Note
01/2019	$100,000	Priced Round

Outstanding Debts

None.

Related Party Transactions

Name	Larry Doyle
Amount Invested	$100,000
Transaction type	Priced Round
Issued	01/31/2019
Relationship	Angel Investor

Larry Doyle purchased 20% off the shares of Cornbread Hemp on January 31, 2019. Cornbread Hemp retains the option to purchase back 10% of the shares for $100,000 before July 31, 2020.

Use of Funds

$50,000	33% Inventory Expansion / R&D 33% Payroll & Staff Expansion 29% Marketing Initiatives 5% Wefunder intermediary fee
$400,000	25% Inventory Expansion / R&D 25% Payroll & Staff Expansion 45% Marketing Initiatives 5% Wefunder intermediary fee

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	1,000	720	Yes

The Funding Portal

Cornbread Hemp™ is conducting a Regulation Crowdfunding offering via Wefunder Portal LLC. CRD Number: #283503.

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.

wefunder.com/cornbreadhemp/about is managed by Wefunder Portal LLC. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.